UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication – Organizational Changes

Dear Sirs:

We hereby inform you that today, at Graña y Montero S.A.A.’s Board of Directors meeting, which was requested by its President, Mr. José Graña Miro Quesada presented his resignation to his position as President of the Board of Directors, Mr. Hernando Graña Acuña presented his resignation to his position as Director and Mr. Mario Alvarado Pflucker presented his resignation to his position as Director and Chief Executive Officer. These decisions were made in the context of the termination of the contract of Gasoducto Sur Peruano, the false imputations made by the former representative of Odebrecht in Peru and the decline in the share price. This is in order to prioritize the future of Graña y Montero and its more than 30,000 employees, and also with the objective to focus on demonstrating that the accusations towards the company are false.

The Board of Directors accepted the aforementioned resignations, which will become effective on March 2, 2017, and decided to appoint Mr. Luis Francisco Díaz Olivero as the company’s new Chief Executive Officer.

Finally, the Board of Directors has agreed to recompose the Management Support Committee that was set up by the Board of Directors on February 1, 2017 in order to monitor its functions. As a result, the committee will be formed by director Federico Cúneo, who will preside the Committee; and Mark Hoffmann, Pedro Pablo Errázuriz and Hugo Santa María Guzmán. The corporate Chief Executive Officer will report to this Committee.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: February 27, 2017